October 24, 2019

Meclomen Maramot
Chief Executive Officer
Brooge Holdings Ltd
c/o Twelve Seas Investment Company
135 East 57th Street, 18th Floor
New York, NY 10022

       Re: Brooge Holdings Ltd
           Registration Statement on Form F-4
           Filed September 27, 2019
           File No. 333-233964

Dear Ms. Maramot:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed September 27, 2019

Industry and Market Data, page ii

1. You disclose that the IHS Markit materials "were commissioned by BPGIC and/or an affiliate of BPGIC." Accordingly, please file a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act. Also,
       please provide us with a copy of the materials.
Background of the Business Combination, page 80

2. In the discussion of the October 15, 2018 meeting of Mr .Edwards with a representative of
       RBC, please clarify why RBC believed BPGIC satisfied Twelve Seas' desired company profile for a target.
 Meclomen Maramot
FirstName LastNameMeclomen Maramot
Brooge Holdings Ltd
Comapany NameBrooge Holdings Ltd
October 24, 2019
Page 2
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FirstName LastName
3. Revise to enhance your discussion of the valuation process. For example, with regard to the December 8, 2018 valuation, please quantify and explain how RBC determined this initial preliminary evaluation. Similarly, explain what factors the company considered in ultimately deciding to present a revised offer to BPGIC with an increased valuation on
         March 7, 2019, and quantify the increased valuation.
4. After Twelve Seas presented a revised letter of intent on March 13, 2019, you disclose various further negotiations up until the time the Twelve Seas board of directors approved an updated version of the Business Combination agreement with revised deal terms on
         April 12, 2019. Please disclose the material changes to the deal terms that the Twelve
         Seas board ultimately approved on April 12, 2019.
5. At page 83, you indicate that "a senior manager of BPGIC sent Mr. Cannon a five-year financial forecast for BPGIC" on April 7, 2019. Please expand the disclosure at page 85 to present the material projections for the entire five-year period. Certain U.S. Federal Income Tax Considerations, page 90

6. At page 99, you state that "disclosure in this section, in so far as it relates to matters of
         U.S. federal income tax law, constitutes the opinion of Ellenoff Grossman & Schole
         LLP." At page 92, you state that the merger and share exchange is "intended" to qualify as an exchange described in Section 351 of the Code; however, "there can be no assurance"
         that the IRS will not successfully challenge this position. You further state that the exchange would then be taxable and that there would be materially different consequences. Please ask counsel to provide, or to explain why it cannot provide, a "will"
         opinion. In that case, ask counsel to describe the degree of uncertainty in the opinion.
         Lastly, the company may state which position it intends to take if challenged by the IRS.
         See Section III.C.4 of Staff Legal Bulletin 19 (October 14, 2011). Unaudited Pro Forma Combined Financial Information, page 101

7. We note that Scenario 4 depicts the maximum redemption amount which is derived on the basis that the combined entity will be required to have at least $5 million in net tangible assets following the Transactions. Please provide additional quantitative analysis in support of the $5 million calculation of net tangible assets.
8. We note that certain scenarios depict a private investment of $150 million. Please tell us how you determined that the expected private investment of $150 million met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.
9. We note that Scenario 1 presented in your pro forma financial statements reflects an adjustment assuming a $150 million private investment. However, the column headings for Scenario 1 included in the pro forma financial statements reference a $125 million private investment. Please revise the column headings accordingly.
10. Please tell us how you considered presentation of the pro forma financial statements depicting a scenario where the Seller elects to receive a portion of the consideration as
 Meclomen Maramot
FirstName LastNameMeclomen Maramot
Brooge Holdings Ltd
Comapany NameBrooge Holdings Ltd
October 24, 2019
Page 3
October 24, 2019 Page 3
FirstName LastName
         cash up to 40% of the closing net cash and the Twelve Seas' shareholders also elect maximum redemption of their shares. To the extent the Seller's ability to elect the maximum cash option is constrained in the event the Twelve Seas' shareholders elect maximum redemption, please include related disclosure.
BPGIC's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Note About Non-IFRS Financial Measures, page 176

11. We note you define Adjusted EBITDA as profit (loss) before finance costs, income tax expense, depreciation and adjusted for certain selected items. If true, please revise the first bullet in the fourth paragraph to indicate Adjusted EBITDA does not reflect finance costs.
Management of Pubco Following the Business Combination, page 191

12. After the business combination, it appears that Nicolaas Paardenkooper will also be the chief executive officer of BPGIC Holdings Limited. Please disclose this and any other material position or office here. Also, consider providing additional context for your references to his "nautical and maritime educational background" as well his "dedicated oil and gas mid and downstream diplomas."
Beneficial Ownership of Securities
Security Ownership of Certain Beneficial Owners and Management of Twelve Seas, page 199

13. Please ensure that the table sets forth each person known by Twelve Seas to be the beneficial owners of more than 5% of Twelve Seas outstanding ordinary shares as of the date of the proxy statement/prospectus. In that regard, we refer you to the Schedules 13G filed on August 19, 2019 and March 29, 2019.
Annex A: Business Combination Agreement, as amended, page A-1

14. The agreement you provide as part of the proxy statement - prospectus omits the schedules. Please confirm to us that none of the omitted schedules includes information that would be material to investors or were not otherwise disclosed in the agreement or the filing per Item 601(a)(5) of Regulation S-K. Also summarize for us in detail the contents of Schedules 6.25(a), 6.25(b), and 6.25(c) in your response.
 Meclomen Maramot
Brooge Holdings Ltd
October 24, 2019
Page 4
Annex C: Form of Proxy for Twelve Seas Investment Company Extraordinary General Meeting, page C-1

15. Please present separately on your form of proxy each provision in Pubco's organizational documents that represents a material change from Twelve Seas' organizational documents if the change would require approval of Twelve Seas shareholders under state law, the rules of a national securities exchange, or the Twelve Seas organizational documents if proposed to be made directly in its own organizational documents. We note for example the increase in authorized shares disclosed on page 5. For guidance, see Question 201.02 of the Division of Corporation Finance's "Compliance and Disclosure Interpretations
      (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context)" available on the
      Commission's website.
General

16. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella at (202) 551-3337, Staff Accountant, or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Attorney-Advisor, at
(202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameMeclomen Maramot
                                                            Division of
Corporation Finance
Comapany NameBrooge Holdings Ltd
                                                            Office of Energy &
Transportation
October 24, 2019 Page 4
cc:       Benjamin S. Reichel
FirstName LastName